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Exhibit 99.3

U.S. MARKET ANALYSIS
VENEZUELA CRUDE OIL AND REFINED PRODUCTS

Prepared for:

PDVSA Finance Ltd.

Prepared by:

[PURVIN & GERTZ, INC. LOGO]

Houston – Los Angeles
London – Calgary
Buenos Aires – Singapore

June 2002	S.N. Fekete

TABLE OF CONTENTS

I.	INTRODUCTION
II.	SUMMARY
III.	CRUDE OIL IMPORTS
DESIGNATED CUSTOMERS AND U.S. IMPORT MARKET
STRUCTURAL IMPEDIMENTS TO INCREASE OR DIVERT CRUDE VOLUMES
FACTORS FURTHER LIMITING MARKET PENETRATION BY PDVSA
IV.	REFINED PETROLEUM PRODUCTS
V.	APPENDIX

APPENDIX TABLES

A1	SOUR CRUDE OIL IMPORTS BY SOURCE
A2	2000 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
A3	1999 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
A4	1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
A5	2001 PADD I REFINED PETROLEUM PRODUCTS BY IMPORTER
A6	2000 PADD I REFINED PETROLEUM PRODUCTS BY IMPORTER

I. INTRODUCTION

        Purvin & Gertz, Inc. ("Purvin & Gertz") was engaged by PDVSA Finance Ltd. ("PDVSA Finance") to assess the markets for Venezuelan type crude oils and Venezuelan refined petroleum products relative to the present customer relationships and contracts of Petróleos de Venezuela S.A. and its subsidiaries ("PDVSA"), with a particular focus on the United States and the Designated Customers included in the PDVSA Finance Ltd. ("PDVSA Finance") Annual Report, as filed on Form 20-F, for the 2001 fiscal year, to which this report is an annex. Purvin & Gertz has been retained on a continuous basis to provide an annual update of this report for inclusion in the annual report. Purvin & Gertz' analysis is based to a large extent on information available from public sources, primarily sources such as the Energy Information Service (the "EIA") of the United States government and the United States Customs Service, and information available from the American Petroleum Institute (the "API"), as well as a variety of trade publications.

        Throughout this report, the term "MB/D" and "MBPD" refers to thousand barrels per day.

        This report was prepared for the sole benefit of the client. The distribution and use of this report by ratings agencies, PDVSA and the current and potential owners of PDVSA Finance debt securities is permissible for the purposes described below. No further distribution is to be made without the written consent of Purvin & Gertz. Purvin & Gertz understands that this report will be included as an annex to the PDVSA Finance Annual Report, as filed on Form 20-F, for the fiscal year ended December 31, 2001, and which may be used for purposes relating to the offer and sale of debt securities by PDVSA Finance. Purvin & Gertz consents to this report being included in such documents subject to the limitations expressed by PDVSA Finance for all information presented therein as well as those below.

        Purvin & Gertz conducted this analysis and prepared this report utilizing reasonable care and skill in applying methods of analysis consistent with normal industry practice. All results are based on information available at the time of review. Changes in factors upon which the review is based could affect the results. NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE SHALL APPLY. Some of the information on which this report is based is from other sources, including public sector data. Purvin & Gertz has utilized such information without verification unless specifically noted otherwise. Purvin & Gertz accepts no liability for errors or inaccuracies in information provided by others.

        Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Offering Memorandum for the debt securities.

II. SUMMARY

        In recent years, PDVSA has been the largest supplier of crude oil and refined petroleum products to the United States. As shown in the following table, PDVSA had a 19% share of imports into the combined U.S. East Coast, U.S. Midwest, and U.S. Gulf Coast regional markets in 2001. These markets together represent over 90% of the U.S. sour crude oil import market.

PDVSA MARKET SHARE
East Coast, Gulf Coast and Midwest Regions

	2001			2000			1999
	Total	PDVSA		Total	PDVSA		Total	PDVSA
	MB/D	MB/D	%	MB/D	MB/D	%	MB/D	MB/D	%
Heavy Sour Crude Oil	3,109	1,144	37%	2,769	978	35%	2,483	842	34%
Light Sour Crude Oil	2,535	45	2%	2,546	149	6%	2,710	198	7%
Refined Petroleum Products	1,671	196	12%	1,392	217	16%	1,222	220	18%

	7,315	1,385	19%	6,707	1,344	20%	6,415	1,260	20%

        Venezuelan crude oil production is generally characterized as heavy (meaning less than 30° API gravity) and sour (meaning greater than 0.7% sulfur content by weight). To economically process heavy sour crude oil into higher value petroleum products generally requires a high level of refining complexity. The United States, Venezuela, and the Caribbean possess most of the complex sour crude oil refining capacity in the Atlantic Basin. Capacity outside these areas to process heavy sour crude oil, mainly in Northwest Europe, is limited.

        PDVSA's substantial U.S. market share is a result of acquisitions and joint ventures by PDVSA and an effective wholesale marketing strategy. Through its U.S. affiliates including CITGO and Hovensa in the U.S. Virgin Islands (USVI), PDVSA has acquired or entered into agreements involving refineries capable of efficiently processing sour crude oil. PDVSA currently owns or controls through joint venture arrangements more than 1,000,000 B/D of refinery capacity in the United States and the USVI. These refineries processed about 68% of PDVSA's crude oil exports to Designated Customers in the United States and the USVI in 2001, equal to 810,000 B/D of sour crude oil imports (Page 9—Designated Customer Table). As a result of PDVSA's acquisitions and marketing strategy, the Designated Customers of PDVSA Finance together represented more than 85% (Page 9—Designated Customer Table) of sour crude oil imports into PADDs I, II and III of the U.S. in 2001, leaving no other significant customers in the United States capable of processing large quantities of incremental sour crude oil.

        The sour crude oil capacity utilization rate of the complex refineries in the United States processing sour crude oil was over 92% in 2000 (Table A2), leaving only about 517 MBPD of unutilized capacity. After excluding refineries capable of processing sour crude but which chose instead to process light sweet North Sea crude oil, inland refineries not capable of receiving foreign imports, and asphalt refineries where operating rate is seasonal, this equates to only about 7% of total available crude oil capacity in these markets. Further expanding PDVSA's market for sour crude oil would likely require significant capital investment and/or crude oil price discounting to displace customary supplies. A significant portion of PDVSA's heavy sour crude oil production simply could not be diverted from the Designated Customers due to refinery processing limitations. In conclusion, based on Purvin & Gertz' study of the U.S. and Atlantic Basin markets for PDVSA's crude oil production and PDVSA's high degree of market penetration, realistically, PDVSA would not be able to divert large quantities of its crude oil supplies to customers outside the group of Designated Customers in the United States or elsewhere without severe financial consequences.

III. CRUDE OIL IMPORTS

        Venezuelan crude oil production is generally characterized as heavy (meaning less than 30° API gravity) and sour (meaning greater than 0.7% sulfur content by weight). Historically and in 2001, essentially all of PDVSA's crude oil exports to the U.S. market were sour crude oil. Over 96% of these exports were heavy sour crude oil. To economically process Venezuelan heavy sour crude oil into higher value refined petroleum products generally requires a relatively high level of refining complexity. Venezuelan crude oil imported in 2001 into the combined U.S. East Coast, Midwest, and Gulf Coast regional markets had an average API gravity of 21.5° and a sulfur content of 2.2% by weight (From Purvin & Gertz import data base). As a point of comparison, the sour crude oil imported into the combined U.S. East Coast, Gulf Coast and Midwest regional markets of the U.S. in 2001 excluding the sour crude oil volume supplied by PDVSA had an average API gravity of 27.1° and a sulfur content of 2.5% by weight (From PGI import data base). The United States, Venezuela and the Caribbean possess most of the sour crude oil refining capability in the Atlantic Basin, and the capacity outside these areas to process heavy sour Venezuelan crude oil is limited.

        In 2001, imports into the US continued to increase from 2000 even with the shadow of new OPEC cutbacks threatening reduction of crude oil imports. PDVSA retained its market share in 2001 from 1999 and 2000, but has yet to regain the market realized before the OPEC reductions of 1998 (Table A1).    Prior to 1998, PDVSA realized a total sour crude market share of around 25% (Table A1). As a result of continued low crude oil prices in 1998, the OPEC nations including Venezuela committed to a series of production cuts. The effect of these cuts can be seen in the table below with a net reduction in Venezuelan imports of 195 MB/D between 1998 and 1999 (Table page 6). Furthermore, Middle East imports into the United States did not change significantly from previous years as Saudi Arabia reduced crude exports to other world markets while continuing to supply the US market at historic rates. For example, Iraq, who is not an OPEC member, doubled crude oil imports into the US from 1998 to 1999 while maximizing their production output as limited by United Nations sanctions.

        PDVSA continues to be one of the largest suppliers of crude oil and products to the U.S. with a 19% share of imports into the combined U.S. East Coast (PADD I), U.S. Midwest (PADD II) and U.S. Gulf Coast (PADD Ill) regional markets in 2001 (Table page 3). If the Hovensa refinery in the U.S.V.I. (PADD VI) were included then the PDVSA would represent 20% of total imports. The Hovensa refinery imports almost all products produced into the U.S. East Coast and is therefore essentially an East Coast refinery. The PADD (Petroleum Administration for Defense District) designation is the terminology used to define the various refining and marketing regions of the United States. PDVSA is the largest foreign supplier of heavy sour crude oil into these markets, which together represented 91% of the U.S. crude oil import market in 2001 (from Purvin & Gertz data base). The U.S. Rocky Mountain (PADD IV) region and the U.S. West Coast (PADD V) region are not considered competitive markets for Venezuelan crude oil due to logistical and competitive advantages possessed by Canadian production (in the case of PADD IV), and by Californian and Alaskan production (in the case of PADD V).

PDVSA MARKET SHARE, 2001
East Coast, Gulf Coast and Midwest Regions

	Sour Crude Oil	Products	Total Import	%
PDVSA	1,189	196	1,385	19%
Saudi Arabia	1,479	13	1,492	20%
Mexico	1,241	8	1,249	17%
Canada	744	264	1,008	14%
Other	990	1,190	2,181	30%

Total	5,643	1,671	7,314	100.0%

        The following table summarizes total PADD I, II, and Ill crude oil imports for 1997 through 2001. The tables demonstrate that the Gulf Coast (PADD Ill) is the largest U.S. sour crude oil and heavy sour crude oil import market. The table also illustrates that PDVSA's market share for crude oil and heavy sour crude oil in particular is substantial, particularly in the East and Gulf Coast regions. In the Midwest region (PADD II), where Canadian crude oil has a significant transportation advantage over Venezuelan crude oil, PDVSA's market share is much lower than in the other two regions.

	SOUR CRUDE OIL IMPORTS BY SOURCE (MB/D)
	Total Sour Crude					Heavy Sour Crude
	PADD I	PADD II	PADD III	Total	%	PADD I	PADD II	PADD III	Total	%
2001 PDVSA	136	44	1,010	1,189	21%	136	42	966	1,144	37%
Canada	62	682	0	744	13%	51	505	0	556	18%
Mexico	38	17	1,186	1,241	22%	38	1	960	1,000	32%
Mid East	212	278	1,814	2,304	41%	30	15	229	274	9%
Other	32	15	118	165	3%	30	11	95	135	4%
Total	479	1,036	4,128	5,643		284	574	2,250	3,109
2000 PDVSA	169	64	894	1,127	21%	165	54	759	978	35%
Canada	64	701	16	781	14%	53	477	0	530	19%
Mexico	36	47	1,178	1,261	23%	35	29	742	806	29%
Mid East	178	283	1,679	2,140	39%	36	23	303	362	13%
Other	22	10	104	136	3%	18	7	80	105	4%
Total	469	1,105	3,871	5,444		307	590	1,883	2,781
1999 PDVSA	158	147	735	1,040	20%	139	115	588	842	34%
Canada	65	641	1	706	14%	15	393	1	409	16%
Mexico	25	47	1,007	1,078	21%	21	25	633	678	27%
Middle East	151	288	1,671	2,110	41%	49	27	317	393	16%
Other	60	27	171	258	5%	43	15	102	160	6%
Total	458	1,150	3,584	5,193		268	574	1,640	2,483
1998 PDVSA	203	124	908	1,235	24%	196	79	839	1,114	38%
Canada	61	739	5	805	15%	6	530	3	539	18%
Mexico	27	61	1,091	1,179	22%	22	34	730	786	27%
Middle East	163	233	1,433	1,829	35%	39	9	318	366	13%
Other	83	26	113	222	4%	46	15	62	123	4%
Total	537	1,183	3,550	5,270		309	667	1,952	2,928
1997 PDVSA	176	136	954	1,266	25%	165	51	844	1,060	40%
Canada	59	664	0	723	15%	4	447	0	451	17%
Mexico	23	103	1,084	1,210	24%	21	53	769	843	31%
Middle East	143	163	1,197	1,503	30%	17	4	66	88	3%
Other	78	26	175	280	6%	75	18	150	243	9%
Total	478	1,093	3,410	4,981		283	574	1,829	2,685

        Total sour crude oil imports into PADD I has increased steadily since 1999 to 479 MB/D in 2001. The Middle East (primarily Saudi Arabia), and Venezuela dominate sour crude oil imports into PADD I. PDVSA market share decreased significantly in 2001 to 28% of total sour crude oil and 48% of heavy sour crude oil (see table above). In comparison, PDVSA 2000 imports represented 36% of total sour crude oil and 54% of heavy sour crude oil. The reduction between 2001 and 2000 is due to the OPEC cutbacks in 2001. A similar reduction was observed in 1999 when PDVSA's market share due to the OPEC reductions decreased to 52% of heavy sour crude from 63% in 1998. Along with an increase in Iraqi crude oil production, the Middle East crude oil producers increased crude oil exports into PADD I from 38% in 2000 to 44% in 2001. It is believed that the Middle East producers met the requirements of the OPEC cutbacks by reducing crude oil sales in other world markets. When considering only individual countries in the Middle East, PDVSA has historically been and continues to be the largest importer of heavy sour crude oil and one of the largest importers of total sour crude oil into PADD I.

        Canada is the largest exporter to PADD II for all crude oil types. In 2001, Canada accounted for about 66% of the total sour crude oil imported into PADD II, a substantial increase over 1999 and consistent with 2000 and historical norms. PDVSA had a total sour crude oil import market share in PADD II of approximately 4% in 2001 which is a decrease from prior years. Middle East importers maintained their share of sour crude oil imports in 2001 at 27% while Mexico's share of sour crude oil decreased to 2% in 2001. Heavy sour crude oil imports into PADD II are dominated by Canada, which had an 88% market share in 2001. Parity pricing by PDVSA to gain market share into the U.S. Midwest would result in lower netback crude oil values than could be received by incremental sales into the U.S. Gulf Coast. For this reason, there appears to be little incentive for PDVSA to seek a greater market share in PADD II and explains the apparent loss of market share since 1998. This strategy became apparent in 1998 as the PDVSA affiliate refinery in Lemont, Illinois increased its imports of Canadian crude from 42% in 1997 to 71% in 1998 at the expense of Venezuelan imports. This was a direct result of the complete buyout of the refinery by PDVSA from Unocal in 1997. With Canadian crude being logistically advantaged to the Lemont refinery versus imports of foreign crude oil transported from the US Gulf Coast, PDV Midwest (through it's operating affiliate CITGO) chose to process Canadian crude oil at Lemont allowing sale of the displaced Venezuelan crude oil to other refineries. This strategy continued in 2001 with Canadian imports into the Lemont refinery representing 90% of their sour crude oil imports.

        Middle Eastern producers retained their traditional position as the largest crude oil exporters into PADD III with a 44% market share in 2001. PDVSA supplied 25% of total PADD III imports, but had a large market share of heavy sour crude oil with 43%. This is consistent with the market share observed in 2000. The breakdown of light/heavy crude oil sales into PADD III has historically been 45% / 55% but this ratio shifted in 1999 to 45% heavy crude oil as a result of the OPEC cutbacks and the strategy to place higher volumes of higher priced light sour crude oil. This ratio has gradually shifted back to historic norms and in 2001 the ratio of light/heavy crude oil sales was the historic norm of 45% / 55%. The Middle East provides the largest amount of crude oil imports which made a step change increase in 1999 as Middle East imports increased relative to PDVSA and Mexican (not OPEC) imports which were impacted by OPEC reductions. Saudi Arabia and Kuwait met their OPEC reduction quotas through cutbacks in other world markets. PDVSA's market share of heavy sour crude oil has gradually increased since 1999 and is reached historic norms with a 43% share in 2001. A large portion of this market share was regained in 2000 as PDVSA's heavy sour crude imports increased to 40% market share. PDVSA continues to have the largest market share of heavy sour crude imports into PADD III.

        The Orion refinery (formerly TransAmerican) in Norco, Louisiana processed about 43 MB/D of sour crude in 1999 before being shutdown in November 1999 pending completion of the Phase II project. The refinery was re-started in the late summer of 2000 and processed about 126,000 BPD of sour crude oil. Orion has contractual arrangements with PDVSA for a base volume of 50 MBPD of Merey-16 crude oil with possible increases to 110 MBPD. Furthermore, Orion has a contractual arrangement with Mexico for Maya crude oil. In addition to supplies from PDVSA and Mexico, Orion also processes domestic Mars crude oil.

        Sour crude oil imports to the Hovensa refinery in St. Croix, USVI increased substantially from 51 MB/D in 1998 to 232 MB/D in 1999 which has been maintained in both 2000 and 2001. St. Croix is in PADD VI which includes all of the U.S. Caribbean Territories. PDVSA has a 50% interest in the St. Croix refinery along with Amerada Hess and there is currently construction of a coker complex underway to enable processing of heavier sour Venezuelan crude oil. The St. Croix refinery exports substantially all of the product output into the US market primarily into PADD I. Although the Hovensa refinery is in PADD VI, because the refinery exports essentially all the produced product into the U.S. market, Hovensa is effectively a PADD I refinery.

DESIGNATED CUSTOMERS AND U.S. IMPORT MARKET

        PDVSA's high U.S. market share is a result of acquisitions and joint ventures by PDVSA, and an effective wholesale marketing strategy. Through its U.S. affiliates including CITGO and Hovensa in the USVI, PDVSA has acquired or entered into agreements with refineries capable of efficiently processing heavy sour crude oil. PDVSA currently owns or controls, through joint venture arrangements, more than 1,000,000 B/D of refinery capacity in the U.S., and in 2001, approximately 64% of Venezuelan crude oil exports to the U.S. went into these affiliated facilities and increases to 68% when including the Hovensa refinery in the USVI. The Phillips Sweeny and Mobil-Chalmette joint venture relationships will further increase PDVSA's market share with 165,000 B/D to Sweeny and 100,000 B/D to Chalmette once upgrader facilities related to these facilities are fully on-stream. The Phillips facility was completed in 2000 and refinery imported 146 MBPD of sour crude oil in 2001. The Mobil-Chalmette facility completed modifications in 2000 to enable processing of Cerro Negro crude oil and processed pre-production Cerro Negro crude oil in 2001. The Cerro Negro project was completed in late 2001 and the full impact of these imports will be reflected in 2002.

        The table on the following page lists the primary Designated Customers for PDVSA Finance ranked by total barrels of sour crude oil imported into PADDs I, II, and III in 2001 and the breakdown of supply for major sour crude oil sources. As the table illustrates, Designated Customers of PDVSA Finance together represented more than 85% of the sour crude oil imports into the U.S. in 2001, leaving no other significant customers in the U.S. for sour crude oil. PDVSA's sour crude oil import market share among these customers is almost 25%. If customers with structural relationships with competing crude oil producers are excluded (e.g. Equiva with Saudi Aramco), then PDVSA's sour crude oil market share is 27%.

U.S. ELIGIBLE CUSTOMER IMPORT SUMMARY(1)

	Sour Imports (MB/D)					2001 (MB/D)
	2001%	2001	2000	1999	1998	PDVSA	Mexico	Middle East	Canada	Other
ExxonMobil(2)	15.5%	886	875	—	—	94	287	352	138	15
Equiva Trading International LLC(3)	11.1%	635	640	764	747	60	—	560	—	15
Valero	8.4%	479	383	358	198	10	47	396	—	27
Marathon Ashland	6.6%	378	370	376	377	—	47	281	51	—
CITGO	6.8%	386	366	377	394	325	8	45	—	8
ChevronTexaco(4)	6.4%	368	—	—	—	48	147	174	—	—
BP Amoco	5.4%	307	324	340	352	—	41	118	130	19
Koch Refining	5.4%	311	307	295	327	6	9	76	208	12
Lyondell CITGO	4.2%	241	237	220	247	230	6	5	—	—
Hovensa LLC(5)	3.3%	186	215	232	51	120	—	48	—	18
Conoco	3.3%	186	159	184	136	53	109	4	1	19
Phillips	2.8%	158	115	103	94	129	—	26	4	—
Murphy Oil	2.2%	127	126	102	116	56	18	18	28	7
PDV Midwest	1.3%	75	121	125	136	6	—	—	68	—
Coastal	0.8%	47	109	90	116	8	13	26	—	—
Hunt Refining	0.5%	27	27	30	21	—	14	13	—	—
Farmland Industries	0.4%	25	—	—	35	25	—	—	—	—
Ergon Refining	0.3%	19	20	20	21	11	—	—	—	8
Neste Trifinery	0.2%	13	25	24	25	10	4	—	—	—
Fina Oil & Chem	0.1%	3	33	43	34	—	3	—	—	—
Cooperative Refining LLC	0.1%	6	32	38	—	—	—	—	4	2
NCRA	0.0%	—	—	—	8	—	—	—	—	—
Sinclair	0.1%	4	5	4	5	4	—	—	—	—
Texaco	0.0%	—	—	2	10	—	—	—	—	—
Crown	0.0%	—	—	—	5	—	—	—	—	—
Mobil	0.0%	—	—	507	612	—	—	—	—	—
Chevron	0.0%	—	339	330	305
Exxon	0.0%	—	—	286	323	—	—	—	—	—
Total Designated Customers	85.2%	4,868	4,830	4,851	4,698	1,192	751	2,144	631	151
Premcor (Clark)	3.8%	215	237	222	242	0	157	50	3	5
Deer Park Refining	3.2%	182	169	188	197	0	182	0	0	0
United Refining	1.1%	61	64			0	0	0	61	0
Orion	2.2%	126	58			73	47	4	0	2
Toscopetro	1.8%	104	82			1	0	58	45	0
Other	2.7%	154	91	164	182	12	25	88	4	24

TOTAL ELIGIBLE CUSTOMERS	100.0%	5,712	5,530	5,425	5,320	1,279	1,163	2,344	744	183

(1)
Refineries in bold are PDVSA affiliates or joint venture partners.

(2)
ExxonMobil is the newly combined Exxon & Mobil

(3)
Equiva Trading International LLC is a trading company established by Equilon Enterprises LLC (owned by Shell Oil Company and Texaco Inc.) and Motiva Enterprises LLC (owned by Shell Oil Company, Texaco Inc. and Saudi Refining Inc.)

(4)
ChevronTexaco is the newly combined Chevron & Texaco

(5)
Hovensa LLC (formerly Amerada Hess) is located in St. Croix, USVI which is considered PADD VI.

STRUCTURAL IMPEDIMENTS TO INCREASE OR DIVERT CRUDE VOLUMES

        PDVSA's equity ownership of more than 1,000,000 B/D of refining capacity in the U.S. and the USVI, its substantial import market share among existing third party refineries capable of processing Venezuelan type crude oil, and the discounts that would be needed to increase market share in existing complex refineries or through additions of new capacity effectively limit the possibility of a major shift by PDVSA away from supplying the Designated Customers. Should PDVSA attempt such a shift, the resulting competition for the sale of heavy crude oil could result in a downward spiral of retaliatory price discounting, leading to even greater reductions in crude oil prices and total revenues.

        Further market penetration by PDVSA is constrained by logistical advantages of Canadian crude oil in the Midwest region, the various producer/refiner joint venture relationships in the U.S. East and Gulf Coast regions and the limited sour crude oil processing capacity in the United States.

  FACTORS FURTHER LIMITING MARKET PENETRATION BY PDVSA

        Refinery Complexity Requirement—The heavy sour crude oil that dominates PDVSA's production requires refineries with relatively high Nelson complexity factors to most efficiently produce higher value refined petroleum products. The Nelson complexity factor is determined by multiplying all reported unit capacities by their complexity factor and dividing by crude oil distillation capacity. A basic topping refinery, which essentially separates crude oil into its boiling point fractions, has a complexity factor of 1.0. A refinery with asphalt capacity, which typically includes a vacuum distillation unit, has a complexity factor of 1.1 to 3.0. A hydroskimming refinery, which is usually a topping refinery with a catalytic reformer to upgrade the naphtha, has a typical complexity of 4 to 6. A cracking refinery which includes either a Fluid Catalytic Cracker (FCCU) or a Hydrocracker to upgrade gas oil into gasoline and distillates typically has a complexity factor range of 5 to 10. A coking refinery has a complexity factor of 7 to 12 and includes a delayed coker, which allows full conversion of the crude oil barrel. Venezuelan crude oil is typically processed in coking refineries to realize the full value of the crude oil barrel. Refiners without coking capacity cannot typically process Venezuelan crude oil economically, except in specialty asphalt operations.

        High Level of Sour Crude Oil Capacity Utilization of Existing Refineries—Approximately 92% of the 7.8 million barrels per day of sour crude oil capacity in PADDs I, II, and Ill was utilized in 2000 (Table A2). Utilization increased slightly between 1997 and 1998 but dropped slightly in 1999 due to low crude margins and as a direct result of the OPEC cutbacks. Utilization recovered somewhat between 1999 and 2000 (Table A2 and A3). It is estimated that there was approximately 517 MB/D of underutilized capacity in PADDs I, II, and III in 2000, 443 MB/D of which is located in PADD III (Table A2). This equates to only about 7% of the total available sour crude oil capacity in these markets, after excluding certain refineries capable of processing sour crude oil which instead chose to process light sweet North Sea crude oil, inland refineries not capable of receiving foreign imports, and asphalt refineries where operating rate is seasonal. Of the underutilized refineries in PADD Ill in 2000 capable of processing sour crude oil, several of these refineries have signed long term crude oil supply contracts and either have recently started-up new heavy upgrading units or are in the process of engineering and construction. These refineries include Premcor Port Arthur (formerly Clark), ExxonMobil Baytown and Marathon Ashland Garyville refineries, all of which have crude supply agreements with Mexico. In addition, the Phillips Sweeney refinery has a crude oil supply arrangement with Venezuela for heavy sour crude oil for a coker expansion which was completed in 2000 and the full impact was seen in 2001. Furthermore, the PDVSA ExxonMobil refinery in Chalmette, LA has been processing Venezuelan Cerro Negro Syncrude since August 2001. Of the roughly 7.8 million barrels per day of sour crude oil refining capacity in PADDs I, II, and Ill (Table A2), PDVSA supplies refineries having a crude oil capacity of 5.4 million barrels per day, or 70% of the total capacity. As discussed previously, PDVSA supplied 1.3 million barrels of crude oil to these refineries or 24% of the supply to refineries taking PDVSA crude oil or 17% of the total sour crude oil capacity in PADDs I, II, and III. Of this total, 1.6 million barrels of refining capacity is located in PADD II, where Canadian crude oil is geographically and, therefore, economically advantaged. PDVSA's effective sour crude oil refining capacity market penetration in PADDs I and III is about 90%. This includes refineries where PDVSA has structural arrangements via it's wholly owned US affiliate CITGO as well as joint venture arrangements such as Lyondell-CITGO, Phillips Sweeney, and Chalmette. Tables A2, A3, and A4 in the appendix show refinery design capacities and runs by type of crude for 2000, 1999, and 1998, respectively.

UNDERUTILIZED SOUR CRUDE CAPACITY (MB/D)

	2000	1999	1998	1997
U.S. East Coast	67	144	37	0
U.S. Midwest	7	68	77	172
U.S. Gulf Coast	443	240	168	235

Total Sour Capacity	517	452	282	407
Total Sour Capacity	7,778	7,741	7,698	7,582
% Underutilzed	7%	6%	4%	5%

        Capital Costs Required to Increase Refinery Complexity—To modify or construct facilities to process incremental quantities of Venezuelan sour crude oil, refiners would require an economic incentive to provide adequate return on capital investment, most likely in the form of long-term price discounts to current market pricing. Discounts in the magnitude of 50¢ to $1.00 per barrel would be required to provide economic returns sufficient to encourage refiners to construct or modify existing refining facilities to enable them to process heavy crude oil to light refined petroleum products. The resulting competition for the sale of heavy crude oil due to retaliatory discounting by Canada, Mexico and the Middle East could result in a downward price spiral resulting in a significant reduction in crude oil prices and total revenues from crude oil sales for producing countries. Producers have avoided this in the past by pursuing long-term contracts, joint ventures or acquisitions to place heavy crude oil production. This strategy is expected to continue in the future.

        Strategic Affiliations of Competing Producers—Other competing producers are tying up refining capacity that might otherwise be available to process Venezuelan crude oil. The impact of known producer/refiner affiliations can be seen in the concentration of supply. For example, the total of Saudi Arabian crude oil processed by former Saudi Aramco partners Mobil, Chevron, Exxon and affiliate Equiva (trading arm of Equilon and Motiva) is 866 MBPD, or 59% of Saudi Arabian crude oil imports into the United States. Shell Oil Company has a large refinery joint venture with PEMEX, Mexico's national oil company, and imported nearly 16% of all reported Mexican crude oil imports. In addition, PEMEX has a long-term supply contract with Premcor (formerly Clark) to supply 200 MBPD to its Port Arthur, Texas refinery. The Coker expansion was completed at the end of 2000 and is currently operating at full capacity. ExxonMobil also has a long term supply agreement with PEMEX for 65 MBPD of Maya crude oil for its Baytown refinery with their Coker project coming on-stream in early 2002. These projects limit expansion potential for PDVSA.

        Venezuelan Extra Heavy Oil Projects—PDVSA is currently involved in four extra heavy oil production and upgrading projects in Venezuela's Orinoco Oil Belt. The Orinoco Belt projects will produce syncrude, which is essentially upgraded or processed Orinoco Belt crude oil and which is suitable for further processing in traditional refineries. These projects will impact the market for PDVSA's traditional production and imports into the United States to the extent they include partner refineries which would otherwise be outlets for traditional PDVSA heavy sour crude oil production. The Orinoco belt syncrude could create additional opportunity for PDVSA, who has a direct interest in each of the Orinoco Belt projects, to market a wider range of crude oils in the US markets. The affected refineries include the above-mentioned PDVSA ExxonMobil Chalmette refinery and the Conoco Lake Charles refinery. There are currently four active Orinoco Belt projects. The Petrozuata project, which is one of two projects to be completed to date, is now supplying 60 MBPD of 23°API crude oil to the Conoco Lake Charles refinery in addition to supplying 40 MBPD of syncrude to the Cardon refinery in Venezuela. The Petrozuata project has finished the completion test of the Jose upgrader. The Cerro Negro project came on-stream in August 2001 and is producing a 16°API syncrude that is being processed at the Chalmette refinery. The PDVSA ExxonMobil Chalmette refinery, a 50/50 joint venture between PDVSA and ExxonMobil, has processed a pre-production blend of Cerro Negro crude oil blended with Oso condensate since 1999 and received its first cargo of Cerro Negro syncrude in August 1999. The Cerro Negro project is in the process of conducting the completion test of the Jose upgrader as of the writing of this report. The Hamaca project will produce a 26°API crude oil and the project is expected to be started-up in 2003. Hamaca plans to market the syncrude on the USGC and does not have any supply arrangements at this time. Finally, the Sincor project will supply a crude oil similar to Nigerian Forcados (approximately 29°API) and came on-stream in early 2002. Sincor presently has a supply agreement with Valero (formerly UDS) to provide 45 MBPD of syncrude to the Valero refinery in Three Rivers, Texas. Because of its properties, syncrude produced from Sincor will not be marketed to refineries capable of processing heavy sour crude oil.

IV. REFINED PETROLEUM PRODUCTS

        Summary import data for refined petroleum products in 2001 and 2000 are shown in the table below. Imports from the U.S. Virgin Islands are not viewed as an independent source of foreign supply due to the fact that all such imports are from the Hovensa LLC (formerly Amerada Hess) St. Croix refinery and go primarily into the Amerada Hess and CITGO U.S. marketing operations, and this flow of products is unlikely to change or be severed. PDVSA has a 50% interest in the Hovensa St. Croix refinery. Therefore, the imports of refined petroleum products from the U.S. Virgin Islands in the future are indirectly tied to PDVSA due to the crude oil supply arrangement and PDVSA's equity position in the refinery

U.S. REFINED PRODUCTS IMPORTS (MB/D)

	2001					2000
Source	PADD I	PADD II	PADD III	Total	%	PADD I	PADD II	PADD III	Total	%
PDVSA	184	—	12	196	12%	194	—	23	217	16%
CANADA	252	12	—	264	16%	170	8	5	183	13%
EUROPE	284	—	133	417	25%	209	—	120	329	24%
VIRGIN ISLANDS	252	—	8	260	16%	280	—	4	284	20%
MIDDLE EAST	22	0	5	27	2%	16	—	5	21	2%
OTHER WESTERN	280	—	107	387	23%	179	—	101	280	20%
FAR EAST	81	—	39	120	7%	50	—	28	78	6%
TOTAL	1,355	12	305	1,671		1,098	8	286	1,392

        PDVSA's U.S. Virgin Islands affiliation will reinforce PDVSA's position as the largest supplier of refined petroleum products imports to PADDs I, II, and III (particularly to the PADD I and PADD Ill markets). Only minor volumes of Canadian refined petroleum products imports entered the U.S. directly into the PADD II market.

        Transportation costs provide PDVSA with a $0.45 to $0.60 per barrel advantage over European-sourced refined petroleum products, but the U.S. still remains the highest valued alternative market for surplus European gasoline production. Other products which are not surplus to European regional demand, such as jet kerosene, are disadvantaged due to freight costs and travel time differences relative to Venezuelan refined petroleum products.

        Through their affiliates and directly, PDVSA supplies about 38% of the refined petroleum products purchased by ten of the thirteen companies (Table A5 and A6, reduced companies from 2000 due to mergers, rationalization) that make up 80% of the import market into the U.S. East Coast and is a significant supplier to the other companies. Anticipated demand growth should provide PDVSA with expansion opportunities. However, the growth will likely be concentrated in the Designated Customers as traditional suppliers to these markets. Since refined petroleum products are commodity products, there is no realistic opportunity, without significant discounting, for PDVSA to substitute large quantities of its U.S. purchasers with alternative purchasers due to PDVSA's current broad penetration of the market. PDVSA's refined products supplied to the U.S. market are detailed by type in Tables A5 and A6 of the Appendix.

V. APPENDIX

        Detailed tables of the information summarized in the text of this report are included as an appendix to this report.

TABLE A1
Sour Crude Oil Imports by Source
(Heavy indicates less than 30 API; Sour is greater than 0.7% sulfur by weight)

	PADD I			PADD II			PADD III			TOTAL PADD I-III
	Light Sour	Heavy Sour	TOTAL PADD I	Light Sour	Heavy Sour	TOTAL PADD II	Light Sour	Heavy Sour	TOTAL PADD III	Light Sour	Heavy Sour	GRAND TOTAL
1997 - BPD
Mexico	1,373	21,159	22,532	50,299	52,737	103,036	315,449	768,970	1,084,419	367,121	842,866	1,209,986
PDVSA	11,452	164,816	176,268	85,249	50,879	136,129	109,518	843,989	953,507	206,219	1,059,685	1,265,904
Canada	54,701	4,058	58,759	216,781	447,395	664,175	0	0	0	271,482	451,452	722,934
Mid East	135,148	17,397	152,545	165,907	4,482	170,389	1,130,690	66,315	1,197,005	1,431,745	88,195	1,519,940
Other	2,688	75,115	77,803	1,578	18,008	19,586	25,866	149,532	175,397	30,132	242,655	272,786
TOTAL	205,362	282,545	487,907	519,814	573,501	1,093,315	1,581,523	1,828,805	3,410,329	2,306,699	2,684,852	4,991,551

1998 - BPD
Mexico	4,557	22,038	26,595	27,079	34,118	61,197	360,789	729,907	1,090,696	392,425	786,063	1,178,488
PDVSA	7,951	195,542	203,493	44,465	79,184	123,649	68,444	839,307	907,751	120,860	1,114,033	1,234,893
Canada	55,354	6,016	61,370	208,855	530,041	738,896	2,400	2,847	5,247	266,609	538,904	805,513
Mid East	123,395	39,334	162,729	223,877	8,981	232,858	1,115,509	317,592	1,433,101	1,462,781	365,907	1,828,688
Other	36,765	46,416	83,181	11,005	14,748	25,753	51,406	61,597	113,003	99,176	122,761	221,937
TOTAL	228,022	309,346	537,368	515,281	667,072	1,182,353	1,598,548	1,951,250	3,549,798	2,341,851	2,927,668	5,269,519

1999 - BPD
Mexico	4,104	20,764	24,868	22,068	24,553	46,622	374,038	632,521	1,006,559	400,211	677,838	1,078,049
PDVSA	19,082	139,077	158,159	31,997	115,288	147,285	146,512	588,115	734,627	197,592	842,479	1,040,071
Canada	49,326	15,455	64,781	247,616	392,893	640,510	0	1,014	1,014	296,942	409,362	706,304
Mid East	101,312	49,414	150,726	261,721	26,674	288,395	1,353,559	317,290	1,670,849	1,716,592	393,378	2,109,970
Other	16,203	43,482	59,685	12,488	14,704	27,192	69,841	101,548	171,389	98,532	159,734	258,266
TOTAL	190,027	268,192	458,219	575,890	574,112	1,150,003	1,943,951	1,640,488	3,584,438	2,709,868	2,482,792	5,192,660

2000 - BPD
Mexico	0	34,380	34,380	14,740	26,746	41,486	347,672	723,978	1,071,650	362,413	785,104	1,147,516
PDVSA	3,932	164,413	168,344	8,347	47,634	55,981	110,112	747,902	858,014	122,391	959,948	1,082,339
Canada	10,710	52,825	63,536	224,568	513,038	737,607	15,669	0	15,669	250,948	565,863	816,811
Mid East	141,656	36,464	178,120	242,085	22,530	264,615	1,400,653	302,090	1,702,743	1,784,393	361,085	2,145,478
Other	4,246	20,052	24,298	2,784	4,814	7,598	19,041	72,093	91,134	26,071	96,959	123,030
TOTAL	160,544	308,134	468,678	492,525	614,762	1,107,287	1,893,148	1,846,063	3,739,210	2,546,216	2,768,959	5,315,175

2001 - BPD
Mexico	0	37,814	37,814	15,614	1,433	17,047	225,586	960,367	1,185,953	241,200	999,614	1,240,814
PDVSA	0	135,600	135,600	1,334	42,170	43,504	43,893	966,359	1,010,252	45,227	1,144,129	1,189,356
Canada	10,641	50,975	61,616	177,466	504,959	682,425	0	0	0	188,107	555,934	744,041
Mid East	181,682	29,934	211,616	263,359	15,068	278,427	1,584,907	229,019	1,813,926	2,029,948	274,022	2,303,970
Other	2,370	29,849	32,219	4,093	10,710	14,803	23,688	94,540	118,227	30,151	135,099	165,249
TOTAL	194,693	284,173	478,866	461,866	574,340	1,036,205	1,878,074	2,250,285	4,128,359	2,534,633	3,108,797	5,643,430

TABLE A2
2000 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

			Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Not Included in Capacity Calculation	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Light Sour	Heavy Sour	Total
BP Amoco,Yorktown,VA		59	—	30	30	—	—	3	3	—	—	12	12	—	—	15	15	0%	40%	51%
Chevron,Perth Amboy,NJ		80	—	80	80	—	—	—	—	—	—	42	42	—	—	42	42	0%	52%	52%
Citgo,Savannah,GA	asphalt	28	—	28	28	—	—	—	—	—	—	6	6	—	—	6	6	0%	20%	20%
Citgo,Thorofare,NJ	asphalt	80	—	80	80	—	—	—	—	—	—	47	47	—	—	47	47	0%	59%	59%
Coastal,Westville,NJ		150	—	—	—	—	—	2	2	—	—	—	—	—	—	2	2	0%	0%	0%
Motiva(Star),Delaware City,DE		152	30	122	152	—	—	54	54	—	—	87	87	—	—	141	141	179%	71%	93%
Tosco,Linden,NJ	North Sea Swt	285	60	—	60	—	—	8	8	—	—	36	36	—	—	44	44	13%	0%	73%
Tosco,Marcus Hook,PA		180	—	—	—	—	—	1	1	—	—	10	10	—	—	11	11	0%	0%	0%
United Refining Co.,Warren,PA		67	22	25	47	—	2	—	2	—	34	—	34	—	36	—	36	9%	137%	78%
Valero,Paulsboro,NJ		157	147	10	157	—	—	128	128	—	—	23	23	—	—	152	152	87%	233%	97%
Young Refining,Douglasville,GA	asphalt	6	—	6	6	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
TOTAL PADD I		1,786	259	381	640	—	2	197	199	—	34	263	297	—	36	460	497	77%	78%	78%
Conoco,Ponca City,OK		174	55	—	55	70	—	3	73	—	—	1	1	70	—	4	74	132%	0%	135%
Farmland,Coffeyville,KS		110	25	—	25	20	—	2	22	—	—	31	31	20	—	33	53	89%	0%	213%
Frontier Oil & Ref.,El Dorado,KS		109	79	10	89	80	—	—	80	—	—	3	3	80	—	3	82	101%	25%	92%
NCRA,McPherson,KS		76	25	—	25	40	—	—	40	—	—	—	—	40	—	—	40	160%	0%	160%
Sinclair,Tulsa,OK		50	10	—	10	10	—	—	10	8	—	5	13	18	—	5	23	100%	0%	233%
UDS,Ardmore,OK		84	45	—	45	30	—	19	49	—	—	3	3	30	—	22	52	108%	0%	115%
BP Amoco,Whiting,IN		410	140	140	280	172	—	—	172	1	88	20	109	173	88	20	281	123%	78%	100%
BP Amoco,Toledo,OH		152	—	—	—	—	—	—	—	—	43	—	43	—	43	—	43	0%	0%	0%
Citgo,Lemont,IL		159	59	100	159	8	40	11	59	—	83	—	83	8	124	11	142	100%	83%	90%
Exxon Mobil,Joliet,IL		232	70	162	232	24	53	7	84	—	88	—	88	24	140	7	171	120%	54%	74%
Laketon,Laketon,IN		4	—	4	4	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Marathon Ashland,Detroit,MI		74	10	24	34	7	—	10	17	—	14	0	14	7	14	10	31	166%	59%	90%
Sun,Toledo,OH		140	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
UDS,Alma,MI		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Marathon Ashland,Robinson,IL		192	50	—	50	—	—	39	39	—	—	1	1	—	—	40	40	78%	0%	80%
Marathon Ashland,Catlettsburg,KY		222	197	5	202	80	—	107	187	—	—	—	—	80	—	107	187	95%	0%	93%
Marathon Ashland,Canton,OH		73	20	5	25	—	—	27	27	—	1	—	1	—	1	27	27	133%	17%	109%
Premcor USA,Hartford,IL		68	33	25	58	38	—	3	41	—	0	10	10	38	0	13	51	125%	41%	88%
Premcor USA,Lima,OH		165	—	—	—	—	—	3	3	—	—	3	3	—	—	6	6	0%	0%	0%
Tosco,Wood River,IL		286	200	50	250	149	—	61	210	—	37	12	49	149	37	74	259	105%	98%	104%
Koch,Rosemount,MN		290	—	290	290	—	14	11	25	—	184	20	204	—	198	31	229	0%	70%	79%
Marathon Ashland,St. Paul Park,MN		70	—	10	10	—	4	—	4	—	16	—	16	—	20	—	20	0%	159%	203%
Murphy,Superior,WI		36	—	7	7	—	26	—	26	—	2	—	2	—	28	—	28	0%	27%	401%
TOTAL PADD II		3,176	1,018	832	1,849	727	137	303	1,167	9	556	110	674	736	693	412	1,842	115%	81%	100%

TABLE A2 (Continued)
2000 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

			Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Not Included in Capacity Calculation	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Light Sour	Heavy Sour	Total
Crown,Tyler,TX		60	12	—	12	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Chevron,Pascagoula,MS		295	145	150	295	—	—	111	111	—	—	190	190	—	—	301	301	77%	127%	102%
Citgo,Lake Charles,LA		307	30	187	217	45	—	28	73	—	—	135	135	45	—	163	208	243%	72%	96%
Coastal,Mobile,AL		19	—	19	19	1	—	—	1	—	—	11	11	1	—	11	12	0%	59%	64%
Conoco,Lake Charles/Westlake,LA		245	60	135	195	11	—	34	44	—	—	123	123	11	—	157	167	74%	91%	86%
Exxon Mobil,Baton Rouge,LA		485	185	100	285	63	—	99	163	25	—	109	134	88	—	208	297	88%	134%	104%
Exxon Mobil,Chalmette,LA		190	—	80	80	23	—	1	25	—	—	74	74	23	—	75	99	0%	92%	123%
Marathon Ashland,Garyville,LA		232	182	50	232	85	—	99	184	—	—	53	53	85	—	152	237	101%	106%	102%
Motiva,Norco,LA		230	25	15	40	—	—	13	13	—	—	—	—	—	—	13	13	53%	0%	33%
Motiva,Convent,LA		230	220	10	230	—	—	224	224	—	—	2	2	—	—	227	227	102%	24%	99%
Murphy,Meraux,LA		100	95	—	95	—	—	97	97	—	—	1	1	—	—	98	98	102%	0%	103%
Orion,Norco,		200	—	200	200	—	—	1	1	—	—	57	57	—	—	58	58	0%	28%	29%
Shell Chemical,St. Rose,LA	sweet crude runs	55	—	—	—	—	—	—	—	—	—	1	1	—	—	1	1	0%	0%	0%
Shell Chemical Co., Saraland,AL	sweet crude runs	85	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Tosco,BelleChasseLA		255	—	—	—	—	—	4	4	—	—	—	—	—	—	4	4	0%	0%	0%
Valero,Krotz Springs,LA		80	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Berry Petroleum,Stevens,AR	inland	7	—	7	7	—	—	—	—	6	—	—	6	6	—	—	6	0%	88%	88%
Cross Oil,Smackover,AR	inland	6	—	6	6	—	—	—	—	5	—	0	6	5	—	0	6	0%	96%	96%
Ergon Refining,Vicksburg,MS		23	—	23	23	—	—	—	—	—	—	20	20	—	—	20	20	0%	88%	88%
Hunt,Tuscaloosa,AL		43	—	43	43	—	—	4	4	10	—	23	33	10	—	27	38	0%	77%	87%
Lion,El Dorado,AR	inland	55	47	8	55	12	—	29	42	4	—	—	4	16	—	29	46	89%	50%	83%
Southland Oil, Lumberton,MS	asphalt	6	—	6	6	—	—	—	—	2	—	—	2	2	—	—	2	0%	27%	27%
Southland Oil, Sandersville,MS	asphalt	11	—	11	11	—	—	—	—	7	—	—	7	7	—	—	7	0%	62%	62%
BP Amoco,Texas City,TX		437	100	137	237	47	—	8	56	—	—	166	166	47	—	174	221	56%	121%	93%
Citgo,Corpus Christi,TX		152	52	100	152	—	—	31	31	—	—	118	118	—	—	149	149	59%	118%	98%
Coastal,Corpus Christi,TX		110	30	75	105	—	—	22	22	—	—	79	79	—	—	101	101	73%	105%	96%
Crown,Houston,TX		100	20	—	20	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Exxon Mobil,Baytown,TX		508	308	200	508	86	—	281	367	10	—	77	87	96	—	358	454	119%	44%	89%
Exxon Mobil,Beaumont,TX		348	178	90	268	—	16	153	169	—	—	88	88	—	16	241	257	95%	98%	96%
Koch,Corpus Christi,TX		297	82	90	172	—	—	39	39	—	—	31	31	—	—	70	70	47%	35%	41%
Lyondell-CITGO,Houston,TX		269	—	269	269	—	—	14	14	—	—	226	226	—	—	240	240	0%	84%	89%
Motiva,Port Arthur,TX		245	145	100	245	—	—	241	241	—	—	—	—	—	—	241	241	166%	0%	98%
Neste Trifinery,Corpus Christi,TX		30	—	30	30	—	—	—	—	—	—	25	25	—	—	25	25	0%	84%	84%
Phillips,Sweeny,TX		205	100	—	100	7	—	57	64	—	—	36	36	7	—	93	100	64%	0%	100%
Premcor USA,Port Arthur,TX		225	150	25	175	—	—	148	148	—	—	45	45	—	—	193	193	99%	180%	110%
Shell,Deer Park,TX		275	50	210	260	41	—	33	74	—	—	175	175	41	—	208	249	149%	83%	96%
TotalFina,Port Arthur,TX		179	129	—	129	35	—	80	115	—	—	3	3	35	—	83	118	90%	0%	92%
UDS,Three Rivers,TX		92	—	—	—	—	—	13	13	—	—	—	—	—	—	13	13	0%	0%	0%
Valero,Corpus Christi,TX		115	65	—	65	—	—	37	37	—	—	—	—	—	—	37	37	56%	0%	56%
Valero,Houston,TX		180	160	5	165	—	—	132	132	—	—	16	16	—	—	148	148	83%	311%	90%
Valero,Texas City,TX		50	20	15	35	—	—	39	39	—	—	11	11	—	—	51	51	197%	74%	144%
Chevron,El Paso,TX	inland refinery	90	18	—	18	20	—	—	20	—	—	—	—	20	—	—	20	113%	0%	113%
Navajo,Artesia/Lovington,NM	inland refinery	60	60	—	60	61	—	—	61	—	—	—	—	61	—	—	61	101%	0%	101%
Phillips,Borger,TX	inland refinery	125	115	—	115	105	—	25	130	—	—	—	—	105	—	25	130	113%	0%	113%
TotalFina,Big Spring,TX	inland refinery	61	61	—	61	58	—	—	58	—	—	—	—	58	—	—	58	94%	0%	94%
UDS,Sunray/McKee,TX	inland refinery	146	50	—	50	39	—	—	39	—	—	—	—	39	—	—	39	79%	0%	79%
TOTAL PADD III		7,542	2,882	2,395	5,277	739	16	2,101	2,856	69	—	1,896	1,965	808	16	3,997	4,821	99%	82%	91%
TOTAL PADDs I – III		12,503	4,158	3,608	7,766	1,467	155	2,601	4,223	78	590	2,269	2,937	1,545	745	4,870	7,160	102%	81%	92%

TABLE A3
1999 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Light Sour	Heavy Sour	Total
BP Amoco,Yorktown,VA	59	—	30	30	—	—	1	1	—	—	11	11	—	—	12	12	0%	37%	42%
Chevron,Perth Amboy,NJ	80	—	80	80	—	—	—	—	—	—	27	27	—	—	27	27	0%	33%	33%
Citgo,Savannah,GA	28	—	28	28	—	—	—	—	—	—	17	17	—	—	17	17	0%	61%	61%
Citgo,Thorofare,NJ	80	—	80	80	—	—	1	1	—	—	41	41	—	—	42	42	0%	51%	52%
Coastal,Westville,NJ	145	—	—	—	—	—	6	6	—	—	—	—	—	—	6	6	0%	0%	0%
Motiva(Star),Delaware City,DE	152	30	122	152	—	—	32	32	—	—	112	112	—	—	144	144	107%	92%	95%
Tosco,Linden,NJ	285	60	—	60	—	—	8	8	—	—	1	1	—	—	9	9	14%	0%	15%
Tosco,Marcus Hook,PA	175	—	—	—	—	—	4	4	—	—	—	—	—	—	4	4	0%	0%	0%
United Refining Co.,Warren,PA	67	22	25	47	—	4	—	4	—	33	—	33	—	37	—	37	18%	132%	79%
Valero (Mobil),Paulsboro,NJ	155	145	10	155	—	1	122	124	—	—	19	19	—	1	142	143	85%	192%	92%
Young Refining, Douglasville,GA	6	—	6	6	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
TOTAL PADD I	700	197	163	360	—	5	165	170	—	33	131	164	—	38	296	334	87%	101%	93%
Conoco,Ponca City,OK	174	55	—	55	55	—	—	55	—	—	—	—	55	—	—	55	100%	0%	100%
Farmland,Coffeyville,KS	110	25	—	25	15	—	6	21	—	—	30	30	15	—	37	52	85%	0%	206%
Frontier Oil & Ref.,El Dorado,KS	109	79	10	89	45	—	18	63	—	—	14	14	45	—	32	76	79%	139%	86%
NCRA,McPherson,KS	76	25	—	25	20	—	—	20	—	—	3	3	20	—	3	23	82%	0%	93%
Sinclair,Tulsa,OK	50	10	—	10	10	—	—	10	—	—	4	4	10	—	4	14	100%	0%	142%
UDS,Ardmore,OK	80	45	—	45	40	—	1	41	—	—	—	—	40	—	1	41	91%	0%	91%
BP Amoco,Whiting,IN	410	140	140	280	139	2	5	147	12	100	21	133	151	102	27	280	105%	95%	100%
BP Amoco,Toledo,OH	152	—	10	10	—	—	—	—	—	29	—	29	—	29	—	29	0%	287%	287%
Citgo,Lemont,IL	159	59	100	159	—	7	36	43	—	83	—	83	—	90	36	127	74%	83%	80%
Clark Oil,Blue Island,IL	76	25	—	25	22	12	4	38	—	—	—	—	22	12	4	38	153%	0%	153%
Exxon Mobil,Joliet,IL	232	70	162	232	25	36	9	70	—	108	—	108	25	144	9	178	100%	67%	77%
Laketon,Laketon,IN	4	—	4	4	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Marathon Ashland, Detroit,MI	74	10	24	34	0	—	9	9	—	19	3	22	0	19	12	30	89%	90%	90%
Sun,Toledo,OH	140	—	—	—	—	—	—	—	—	9	—	9	—	9	—	9	0%	0%	0%
UDS,Alma,MI	38	10	—	10	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Clark Oil,Hartford,IL	68	33	25	58	53	—	21	74	—	—	2	2	53	—	23	76	224%	8%	131%
Clark Oil,Lima,OH	165	—	—	—	—	—	1	1	—	—	—	—	—	—	1	1	0%	0%	0%
Equilon (Shell),Wood River,IL	286	200	50	250	169	—	70	240	—	10	37	47	169	10	107	286	120%	94%	115%
Marathon Ashland, Robinson,IL	192	50	—	50	—	—	45	45	—	—	—	—	—	—	45	45	90%	0%	90%
Marathon Ashland, Catlettsburg,KY	220	195	5	200	73	—	111	184	—	—	—	—	73	—	111	184	94%	0%	92%
Marathon Ashland,Canton,OH	73	20	5	25	—	—	27	27	—	1	—	1	—	1	27	28	136%	14%	112%
Koch,Rosemount,MN	286	—	286	286	—	46	16	62	—	127	21	148	—	173	37	211	0%	52%	74%
Marathon Ashland, St. Paul Park,MN	70	—	10	10	—	6	—	6	—	10	—	10	—	15	—	15	0%	98%	154%
Murphy,Superior,WI	36	—	7	7	—	19	—	19	—	2	—	2	—	22	—	22	0%	36%	310%
TOTAL PADD II	3,279	1,051	838	1,888	667	128	380	1,175	12	498	135	646	679	627	515	1,820	112%	77%	96%

TABLE A3 (Continued)
1999 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Dom.	Canada	Off Shore	Total	Light Sour	Heavy Sour	Total
Crown,Tyler,TX	60	12	—	12	—	—	—	—	—	—	—	—	—	—	—	—	0%	0%	0%
Chevron,Pascagoula,MS	295	145	150	295	—	—	143	143	—	—	161	161	—	—	303	303	98%	107%	103%
Citgo,Lake Charles,LA	307	30	187	217	—	—	50	50	—	1	123	124	—	1	173	174	168%	66%	80%
Coastal,Mobile,AL	19	—	19	19	—	—	—	—	7	—	3	10	7	—	3	10	0%	55%	55%
Conoco,Lake Charles/Westlake,LA	245	60	135	195	—	—	51	51	—	—	133	133	—	—	184	184	85%	99%	95%
Exxon Mobil,Baton Rouge,LA	483	183	100	283	28	—	97	125	42	—	34	76	70	—	132	202	68%	76%	71%
Exxon Mobil,Chalmette,LA	190	—	80	80	—	—	2	2	—	—	75	75	—	—	78	78	0%	94%	97%
Marathon Ashland,Garyville,LA	232	182	50	232	78	—	109	186	—	—	39	39	78	—	148	225	102%	78%	97%
Motiva(Shell),Norco,LA	230	25	15	40	—	—	80	80	—	—	1	1	—	—	81	81	319%	10%	203%
Motiva(Star),Convent,LA	230	220	10	230	30	—	164	195	—	—	8	8	30	—	172	203	89%	82%	88%
Murphy,Meraux,LA	100	95	—	95	—	—	80	80	—	—	—	—	—	—	80	80	85%	0%	85%
Orion,Norco,	150	—	150	150	—	—	0	0	—	—	43	43	—	—	43	43	0%	28%	29%
Shell Chemical,St. Rose,LA	55	—	—	—	—	—	1	1	—	—	—	—	—	—	1	1	0%	0%	0%
Shell Chemical Co., Saraland,AL	85	—	—	—	—	—	3	3	—	—	—	—	—	—	3	3	0%	0%	0%
Valero (Basis), KrotzSprings,LA	80	—	—	—	—	—	3	3	—	—	—	—	—	—	3	3	0%	0%	0%
Berry Petroleum,Stevens,AR	7	—	7	7	—	—	—	—	6	—	—	6	6	—	—	6	0%	88%	88%
Cross Oil,Smackover,AR	6	—	6	6	—	—	—	—	6	—	—	6	6	—	—	6	0%	105%	105%
Ergon Refining,Vicksburg,MS	23	—	23	23	—	—	—	—	—	—	20	20	—	—	20	20	0%	85%	85%
Hunt,Tuscaloosa,AL	43	—	43	43	—	—	1	1	8	—	29	37	8	—	30	38	0%	85%	88%
Lion,El Dorado,AR	53	45	8	53	—	—	32	32	4	—	1	5	4	—	34	38	72%	67%	72%
Southland Oil,Lumberton,MS	6	—	6	6	—	—	—	—	2	—	—	2	2	—	—	2	0%	32%	32%
Southland Oil,Sandersville,MS	11	—	11	11	—	—	—	—	4	—	—	4	4	—	—	4	0%	39%	39%
BP Amoco,Texas City,TX	437	100	137	237	47	—	21	68	—	—	158	158	47	—	179	226	68%	115%	95%
Citgo,Corpus Christi,TX	152	52	100	152	—	—	60	60	—	—	89	89	—	—	149	149	115%	89%	98%
Clark Oil,Port Arthur,TX	225	150	25	175	5	—	156	161	—	—	26	26	5	—	183	188	107%	106%	107%
Coastal,Corpus Christi,TX	110	30	75	105	10	—	36	46	—	—	44	44	10	—	81	90	152%	59%	86%
Crown,Houston,TX	100	20	—	20	10	—	—	10	—	—	—	—	10	—	—	10	50%	0%	50%
Exxon Mobil,Baytown,TX	505	305	200	505	151	—	252	403	10	—	26	36	161	—	278	439	132%	18%	87%
Exxon Mobil,Beaumont,TX	348	178	90	268	7	—	156	163	—	—	90	90	7	—	246	253	92%	100%	94%
Koch,Corpus Christi,TX	297	82	90	172	—	—	72	72	—	—	8	8	—	—	80	80	87%	9%	46%
Lyondell,Houston,TX	269	—	269	269	—	—	34	34	—	—	187	187	—	—	221	221	0%	69%	82%
Motiva (Star),Port Arthur,TX	235	135	100	235	—	—	223	223	—	—	3	3	—	—	226	226	165%	3%	96%
Neste Trifinery,Corpus Christi,TX	30	—	30	30	—	—	—	—	—	—	23	23	—	—	23	23	0%	76%	76%
Phillips,Sweeny,TX	205	100	—	100	8	—	93	102	—	—	—	—	8	—	93	102	102%	0%	102%
Shell,Deer Park,TX	274	50	209	259	—	—	49	49	—	—	140	140	—	—	188	188	98%	67%	73%
Total (Fina),Port Arthur,TX	179	129	—	129	27	—	90	118	—	—	—	—	27	—	90	118	92%	0%	92%
UDS,Three Rivers,TX	92	—	—	—	—	—	12	12	—	—	1	1	—	—	13	13	0%	0%	0%
Valero,Corpus Christi,TX	50	20	15	35	—	—	17	17	—	—	22	22	—	—	39	39	85%	144%	110%
Valero (Basis),Houston,TX	115	65	—	65	—	—	30	30	—	—	—	—	—	—	30	30	46%	0%	46%
Valero (Basis),Texas City,TX	180	160	5	165	—	—	145	145	—	—	2	2	—	—	147	147	91%	30%	89%
Chevron,El Paso,TX	90	18	—	18	9	—	—	9	—	—	—	—	9	—	—	9	50%	0%	50%
Navajo,Artesia/Lovington,NM	60	60	—	60	53	—	—	53	—	—	—	—	53	—	—	53	89%	0%	89%
Phillips,Borger,TX	125	115	—	115	102	—	11	114	—	—	—	—	102	—	11	114	99%	0%	99%
Total (Fina),Big Spring,TX	61	61	—	61	56	—	—	56	—	—	—	—	56	—	—	56	91%	0%	91%
UDS,Sunray/McKee,TX	146	50	—	50	44	—	—	44	—	—	—	—	44	—	—	44	87%	0%	87%
TOTAL PADD III	6,858	2,622	2,345	4,967	445	—	2,264	2,709	89	1	1,489	1,579	534	1	3,753	4,288	103%	67%	86%
TOTAL PADDs I – III	10,836	3,870	3,345	7,215	1,112	134	2,808	4,054	101	532	1,755	2,389	1,213	666	4,564	6,442	105%	71%	89%

TABLE A4
1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off shore	Total	Dom.	Canada	Off shore	Total	Dom.	Canada	Off shore	Total	Light Sour	Heavy Sour	Total
BP Amoco, Yorktown,VA	59	0	30	30	0	0	0	0	0	0	29	29	0	0	29	29	0%	97%	97%
Chevron, Perth Amboy,NJ	80	0	80	80	0	0	0	0	0	0	40	40	0	0	40	40	0%	50%	50%
Citgo, Savannah,GA	28	0	28	28	0	0	0	0	0	0	17	17	0	0	17	17	0%	61%	61%
Citgo, Thorofare,NJ	80	0	80	80	0	0	0	0	0	0	53	53	0	0	53	53	0%	66%	66%
Coastal, Westville,NJ	140	0	0	0	0	0	20	20	0	0	0	0	0	0	20	20	0%	0%	0%
Motiva(Star), Delaware City,DE	140	30	110	140	0	0	50	50	0	0	101	101	0	0	151	151	167%	92%	108%
Tosco, Linden,NJ	285	60	0	60	0	0	2	2	0	0	0	0	0	0	2	2	4%	0%	4%
United Refining Co., Warren,PA	67	22	25	47	0	31	0	31	0	27	0	27	0	59	0	59	144%	110%	126%
Valero (Mobil), Paulsboro,NJ	155	145	10	155	0	0	149	149	0	0	0	0	0	0	149	149	103%	0%	96%

TOTAL PADD I	1,515	257	363	620	0	31	225	256	0	27	240	268	0	59	465	523	100%	74%	84%
BP Amoco, Toledo,OH	147	0	10	10	0	0	0	0	0	10	0	10	0	10	0	10	0%	104%	104%
BP Amoco, Whiting,IN	410	140	140	280	115	4	13	132	12	126	4	142	127	130	18	274	94%	101%	98%
Clark Oil, Blue Island,IL	76	25	0	25	0	14	4	18	0	3	0	3	0	17	4	20	72%	0%	82%
Clark Oil, Hartford,IL	68	33	25	58	23	1	10	34	0	13	0	13	23	14	10	47	104%	52%	81%
Conoco, Ponca City,OK	168	55	0	55	55	0	0	55	0	0	0	0	55	0	0	55	100%	0%	100%
Equilon(Shell), Wood River,IL	275	200	50	250	129	0	87	216	0	16	23	39	129	16	110	255	108%	78%	102%
Equilon (Texaco), El Dorado,KS	109	79	10	89	71	0	4	75	0	0	6	6	71	0	10	81	95%	61%	91%
Exxon Mobil, Joliet,IL	232	70	162	232	42	50	4	97	0	89	2	91	42	139	6	188	138%	56%	81%
Farmland, Coffeyville,KS	110	25	0	25	5	0	31	36	0	0	15	15	5	0	47	52	146%	0%	206%
Koch, Rosemount,MN	286	0	286	286	0	37	7	44	0	187	17	205	0	224	24	248	0%	72%	87%
Marathon Ashland, Canton,OH	73	20	5	25	0	0	16	16	0	1	0	1	0	1	16	16	78%	16%	66%
Marathon Ashland, Catlettsburg,KY	220	195	5	200	88	0	107	195	0	1	0	1	88	1	107	196	100%	21%	98%
Marathon Ashland, St. Paul Park,MN	70	0	10	10	0	5	0	5	0	7	0	7	0	12	0	12	0%	68%	119%
Marathon Ashland, Detroit,MI	74	10	24	34	10	1	1	12	0	20	1	21	10	21	2	34	124%	89%	99%
Marathon Ashland, Robinson,IL	192	50	0	50	0	1	56	57	0	1	0	1	0	2	56	58	113%	0%	116%
Murphy, Superior,WI	36	0	7	7	0	20	0	20	0	2	0	2	0	22	0	22	0%	25%	314%
NCRA, McPherson,KS	76	25	0	25	12	0	2	15	0	0	8	8	12	0	11	23	59%	0%	93%
PDV Midwest, Lemont,IL	145	45	100	145	0	0	39	39	0	97	0	97	0	97	39	136	86%	97%	94%
Sinclair, Tulsa,OK	50	10	0	10	10	0	2	12	0	0	3	3	10	0	5	15	120%	0%	153%
UDS, Ardmore,OK	80	45	0	45	40	0	0	40	0	0	0	0	40	0	0	40	89%	0%	89%

TOTAL PADD II	2,896	1,027	834	1,861	600	134	384	1,118	12	573	81	666	612	707	465	1,784	109%	80%	96%

TABLE A4 (Continued)
1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION

		Design			Light Sour				Heavy Sour				Total Sour Crude				Total Utilization
Company	Crude Capacity (MB/CD)	Light Sour	Heavy Sour	Total Sour	Dom.	Canada	Off shore	Total	Dom.	Canada	Off shore	Total	Dom.	Canada	Off shore	Total	Light Sour	Heavy Sour	Total
Berry Petroleum, Stevens,AR	7	0	7	7	0	0	0	0	6	0	0	6	6	0	0	6	0%	88%	88%
BP Amoco, Texas City,TX	437	100	137	237	47	0	27	74	0	3	152	155	47	3	179	229	74%	113%	97%
Chevron, El Paso,TX	90	90	0	90	85	0	0	85	0	0	0	0	85	0	0	85	94%	0%	94%
Chevron, Pascagoula,MS	295	145	150	295	0	0	69	69	0	0	180	180	0	0	249	249	48%	120%	85%
Citgo, Corpus Christi,TX	150	50	100	150	0	0	52	52	0	0	102	102	0	0	155	155	104%	102%	103%
Citgo, Lake Charles,LA	304	30	184	214	0	0	23	23	0	0	162	162	0	0	185	185	77%	88%	87%
Clark Oil, Port Arthur,TX	225	150	25	175	0	1	171	172	0	0	28	28	0	1	199	200	115%	111%	114%
Coastal, Corpus Christi,TX	100	30	65	95	4	0	17	21	0	0	67	67	4	0	84	88	72%	103%	93%
Coastal, Mobile,AL	19	0	19	19	0	0	0	0	2	0	8	10	2	0	8	10	0%	55%	55%
Conoco, Lake Charles/ Westlake,LA	231	60	121	181	0	0	35	35	0	0	138	138	0	0	173	173	59%	114%	96%
Cross Oil, Smackover,AR	6	0	6	6	0	0	0	0	6	0	0	6	6	0	0	6	0%	105%	105%
Crown, Houston,TX	100	20	0	20	10	0	9	19	0	0	1	1	10	0	10	20	94%	0%	101%
Deer Park Refining, Deer Park,TX	274	50	209	259	0	0	52	52	0	0	190	190	0	0	242	242	104%	91%	93%
ErgonRefining, Vicksburg,MS	23	0	23	23	0	0	0	0	0	0	21	21	0	0	21	21	0%	93%	93%
Exxon Mobil, Baton Rouge,LA	473	173	100	273	28	0	80	108	42	0	51	93	70	0	132	202	63%	93%	74%
Exxon Mobil, Baytown,TX	465	265	200	465	35	0	223	258	103	0	73	176	138	0	297	434	97%	88%	93%
Exxon Mobil, Beaumont,TX	335	165	90	255	25	1	134	160	0	0	98	98	25	1	232	258	97%	109%	101%
Exxon Mobil, Chalmette,LA	184	0	80	80	0	0	4	4	0	0	76	76	0	0	80	80	0%	95%	101%
Hunt, Tuscaloosa,AL	43	0	43	43	0	0	1	1	17	0	21	38	17	0	21	39	0%	88%	90%
Koch, Corpus Christi,TX	282	67	90	157	0	0	36	36	0	0	52	52	0	0	88	88	53%	58%	56%
Lion, El Dorado,AR	53	45	8	53	9	0	39	48	4	0	0	4	13	0	39	52	108%	50%	99%
Lyondell-CITGO, Houston,TX	263	0	263	263	0	0	15	15	0	0	233	233	0	0	249	249	0%	89%	94%
Marathon Ashland, Garyville,LA	232	182	50	232	42	0	132	174	0	0	47	47	42	0	178	220	95%	93%	95%
Motiva (Shell), Norco,LA	225	25	15	40	0	0	14	14	0	0	4	4	0	0	18	18	56%	25%	44%
Motiva (Star), Convent,LA	230	220	10	230	35	0	175	210	0	0	8	8	35	0	183	218	96%	76%	95%
Motiva (Star), Port Arthur,TX	235	135	100	235	0	0	167	167	0	0	59	59	0	0	226	226	124%	59%	96%
Murphy, Meraux,LA	100	95	0	95	0	0	93	93	0	0	1	1	0	0	94	94	98%	0%	99%
Navajo, Artesia/Lovington,NM	60	60	0	60	53	0	0	53	0	0	0	0	53	0	0	53	89%	0%	89%
Neste Trifinery, Corpus Christi,TX	30	0	30	30	0	0	0	0	0	0	25	25	0	0	25	25	0%	84%	84%
Phillips, Borger,TX	125	115	0	115	101	0	16	117	0	0	0	0	101	0	16	117	101%	0%	101%
Phillips, Sweeny,TX	205	100	0	100	6	0	88	93	0	0	0	0	6	0	88	93	93%	0%	93%
Southland Oil, Lumberton,MS	6	0	6	6	0	0	0	0	2	0	0	2	2	0	0	2	0%	32%	32%
Southland Oil, Sandersville,MS	11	0	11	11	0	0	0	0	4	0	0	4	4	0	0	4	0%	39%	39%
Total (Fina), Big Spring,TX	61	61	0	61	57	0	0	57	0	0	0	0	57	0	0	57	94%	0%	94%
Total (Fina), Port Arthur,TX	179	129	0	129	48	0	115	163	0	0	0	0	48	0	115	163	127%	0%	127%
UDS, Sunray/McKee,TX	156	50	0	50	45	0	0	45	0	0	0	0	45	0	0	45	91%	0%	91%
UDS, Three Rivers,TX	92	0	0	0	0	0	8	8	0	0	3	3	0	0	11	11	0%	0%	0%
Valero (Basis), Houston,TX	115	65	0	65	0	0	20	20	0	0	0	0	0	0	20	20	31%	0%	31%
Valero (Basis), Texas City,TX	180	160	5	165	0	0	138	138	0	0	3	3	0	0	141	141	86%	68%	85%
Valero, Corpus Christi,TX	50	20	15	35	0	0	28	28	0	0	17	17	0	0	46	46	141%	116%	130%

TOTAL PADD III	6,934	2,856	2,362	5,217	630	2	1,996	2,628	187	3	1,842	2,032	817	5	3,837	4,660	92%	86%	89%
TOTAL PADDs I - III	11,346	4,140	3,558	7,698	1,231	168	2,604	4,002	199	603	2,163	2,965	1,429	771	4,767	6,967	97%	83%	91%

TABLE A5
2001 PADD I Refined Petroleum Products by Importer
(Thousands of Barrels per Days)

	Importing Countries	Diesel	Gasoline	Jet Kero	Resid	Total	Percent
PADD I
Amerada Hess Corp	Virgin Islands / Algeria / Russia / Other	48.12	55.59	12.14	84.43	200.28	15%
VitolS A Inc	Canada / PDVSA / Nigeria / Russia / Belgium / Brazil / UK / Other	31.55	73.21	2.97	76.15	183.88	14%
Citgo Petro Corp	Virgin Islands / PDVSA / Canada	41.84	77.07	17.16	—	136.07	10%
Bp Exploration & Oil Inc & Marine	Canada / Argentina / PDVSA / United Kingdom / Netherlands / Other	2.09	71.40	2.78	17.75	94.01	7%
Warren G E	Italy / PDVSA / Russia / Estonia / India / Spain / France / Other	7.51	70.94	—	—	78.45	6%
ExxonMobil	Canada / PDVSA / France / Other	6.00	57.85	0.15	—	64.00	5%
Tosco Corp	Brazil / Sweden / France / Tunisia / Colombia / Germany / Other	33.46	4.27	—	18.76	56.49	4%
Irving Oil Corp	Canada	32.90	14.05	—	4.12	51.07	4%
Itochu Intl Inc	United Kingdom / PDVSA / Spain / Russia / Netherlands / Other	—	45.66	—	—	45.66	3%
Glencore Ltd	Russia / Virgin Islands / United Kingdom / Spain / Other	1.31	28.89	0.49	11.13	41.82	3%
Global Companies LLC	PDVSA / Canada / Latvia / Other	23.45	11.81	0.89	2.48	38.64	3%
Coastal Corp	Netherlands Antilles / PDVSA / Italy / Other	8.03	7.59	20.74	—	36.36	3%
Colonial Oil Indus Inc	PDVSA / Netherlands Antilles / Argentina / Other	7.23	6.84	—	21.57	35.63	3%
Sprague Energy Corp	Canada / PDVSA / Russia / Other	25.71	4.53	—	1.89	32.13	2%
Koch Petro Group LP	Brazil / Colombia / United Kingdom / Belgium / Denmark / Other	1.50	—	1.75	27.91	31.16	2%
Morgan Stanley CapitalGrp Inc	Russia / PDVSA / Canada / United Arab Emirates / Belgium / Other	14.05	11.15	4.89	—	30.09	2%
Petrobras America Inc	Brazil / United Kingdom / Other	—	27.51	—	—	27.51	2%
Equiva Tradg Co	PDVSA / Canada / United Kingdom / Belgium / Portugal /Other	1.17	25.08	—	—	26.25	2%
Statoil Mktg &Trdg	Norway / PDVSA / Finland / Other	—	17.95	—	—	17.95	1%
Texaco Refg &Mktg Inc	United Kingdom / Brazil / France / Italy / Other	—	15.23	0.00	—	15.23	1%
Other		23.68	35.73	11.78	41.05	112.24	8%
Total PADD I		309.60	662.34	75.75	307.23	1,354.92	100%

TABLE A5 (continued)
2001 PADD II and PADD III Refined Petroleum Products by Importer
(Thousands of Barrels per Days)

	Importing Countries	Diesel	Gasoline	Jet Kero	Resid	Total	Percent
PADD II
Western Petro Co	Canada	1.55	1.11	0.05	—	2.70	23%
Farstad Oil Inc	Canada	0.82	0.30	0.03	—	1.15	10%
Citgo Petro Corp	Canada	—	1.07	—	—	1.07	9%
Marathon Ashland Petro LLC	Canada / Saudi Arabia	—	—	—	0.92	0.92	8%
Consumers Energy Co	Canada	—	—	—	0.85	0.85	7%
Jensen Norman G Inc	Canada	0.83	—	—	—	0.83	7%
Triple Clean Oil Co	Canada	—	—	—	0.74	0.74	6%
Bp Exploration & Oil Inc & Marine	Canada	—	0.60	—	—	0.60	5%
Warner Petro Corp	Canada	—	—	—	0.59	0.59	5%
Center Oil Co	Canada	0.44	0.08	—	—	0.53	4%
Fleet Supplies Inc	Canada	0.34	—	—	—	0.34	3%
Phillips 66 Co	Canada	0.33	—	—	—	0.33	3%
Cass City Oil & Gas Co	Canada	0.30	—	—	—	0.30	3%
Other		0.19	0.04	0.01	0.61	0.85	7%
Total PADD II		4.79	3.20	0.08	3.70	11.78	100%
PADD III
ExxonMobil	Netherlands Antilles / Belgium / Norway / Russia / Other	—	3.48	—	75.74	79.22	26%
Valero Mktg & Supply Co	Russia / Germany / Nigeria / France / Netherlands / Sweden / Other	—	—	—	59.63	59.63	20%
KochPetro Group LP	Algeria / Colombia / Belgium / Netherlands / PDVSA / Other	16.92	11.68	—	28.05	56.65	19%
Orion RefgCorp	Algeria / Sweden / Netherlands Antilles / United Kingdom / Other	—	—	—	21.93	21.93	7%
Marathon Ashland Petro LLC	Netherlands Antilles / Sweden / Syria / Italy / Algeria / Other	—	—	—	19.35	19.35	6%
Motiva Enterprises LLC	PDVSA / France / Belgium / Russia / Sweden / Other	—	—	—	12.98	12.98	4%
Crown CentralPetro Corp	Germany / United Kingdom / Netherlands Antilles / Angola	—	—	—	12.14	12.14	4%
VitolS A Inc	Russia / France / Belgium / Nigeria / Other	—	7.80	—	3.49	11.29	4%
Tosco Corp	Brazil / Virgin Islands / United Kingdom / Other	6.61	0.81	—	1.87	9.29	3%
Other		1.31	11.25	0.58	9.49	22.63	7%
Total PADD III		24.85	35.02	0.58	244.67	305.12	100%

TABLE A6
2000 PADD I Refined Petroleum Products by Importer

	Importing Countries	Gasoline	Jet	Diesel	Resid	Total	%
Amerada Hess	PDVSA / Virgin Islands	68,716	6,626	45,514	52,863	173,719	15.8%
Vitol S A Inc.	Canada / PDVSA / Virgin Islands	48,956	21,202	46,546	22,915	139,620	12.7%
CITGO	PDVSA	49,295	4,716	16,363	26,175	96,549	8.8%
Western Petroleum Co	Algeria / Argentina / Canada / United Kingdom	26,937	391	11,995	22,893	62,216	5.7%
Shell Oil Co.	Italy / Netherlands Antilles / PDVSA	36,478	1,820	10,689	9,008	57,995	5.3%
Ultramar Energy Inc.	Canada / Germany	24,432	437	6,699	10,077	41,645	3.8%
Koch	Virgin Islands	25,667	1,678	3,309	10,369	41,022	3.7%
Global Petroleum Corp.	Canada / PDVSA	16,380	1,833	6,303	5,546	30,063	2.7%
Exxon Co USA	Virgin Islands	19,060	—	—	10,153	29,213	2.7%
LaxfuelCorp	Estonia / Finland / France	21,120	—	—	1,970	23,090	2.1%
BP Exploration & Oil Inc.	Canada / PDVSA	9,863	445	4,240	7,598	22,148	2.0%
Mobil Oil Corp	Canada / Europe PDVSA	10,762	721	5,978	3,995	21,456	2.0%
Warren G E	PDVSA / Virgin Islands	5,732	836	3,085	11,117	20,770	1.9%
Valero Marketing & Supply Co.	Virgin Islands	14,836	128	2,415	2,333	19,713	1.8%
Irving Oil Corp	Canada / United Kingdom / PDVSA	8,861	1,407	4,025	3,536	17,828	1.6%
Itochu International Inc	Virgin Islands	8,150	2,836	2,145	3,617	16,749	1.5%
Aectra Refinign & Marketing	Mexico / Virgin Islands	7,060	921	6,970	1,678	16,628	1.5%
Tosco Refining Co	Canada / Virgin Islands	8,607	415	2,208	3,923	15,153	1.4%
Chevron Corp	Colombia / Virgin Islands	6,090	—	4,287	4,749	15,126	1.4%
FarstadOil Inc	Algeria / Brazil / Canada	6,355	189	3,533	3,336	13,413	1.2%
Petro Marine Service	Algeria	2,607	—	350	9,746	12,702	1.2%
Morgan Stanley Capital Group Inc	Canada / PDVSA	10,478	1,481	68	560	12,587	1.1%
AstraOil Co Inc	Russia / United Kingdom	5,787	—	4,844	1,169	11,801	1.1%
GlencoreLTD	France / Virgin Islands	3,497	806	4,770	2,066	11,139	1.0%
Coastal Corp	France / Virgin Islands	4,484	115	5,432	650	10,680	1.0%
Sprague Energy Corp	Algeria / Canada	6,186	221	1,623	2,366	10,396	0.9%
Other	Various Sources	67,120	6,951	42,467	37,178	153,716	14.0%
		523,516	56,175	245,858	271,587	1,097,137

TABLE A6 (continued)
2000 PADD II and PADD III Refined Petroleum Products by Importer

PADD II	Importing Countries	Gasoline	Jet	Diesel	Resid	Total	%
Amerada Hess	Canada	320	19	1,087	470	1,896	31.6%
Ultramar Energy Inc	Canada	246	—	582	—	828	15.8%
Western Petroelum Co	Canada	273	5	459	—	738	15.4%
CITGO	Canada	219	3	407	—	628	8.5%
Irving Oil Corp	Canada	205	—	208	77	489	6.8%
VitolSA Inc	Canada	112	—	276	96	484	6.2%
Sprague Energy Corp	Canada	8	—	437	—	445	4.5%
Global Companies LLC	Canada	290	—	52	—	342	4.0%
Griffith Oil Co Inc	Canada	295	—	25	—	320	2.3%
Aectra Refining & Marketing	Canada	60	—	183	—	243	1.7%
Northwest Petroelum Co	Canada	—	3	238	—	240	1.6%
Other	Canada	549	25	1,060	87	1,721	0.6%
		2,577	55	5,014	730	8,374
PADD III
Amerada Hess Corp	Algeria / Netherland Antilles / Norway / Russia	6,937	—	—	71,749	78,686	27.6%
Ultramar Energy Inc	France / Belgium	—	—	525	21,850	22,374	7.9%
VitolS A Inc	Belgium / United Kingdom / PDVSA	213	260	—	20,044	20,516	7.2%
Citgo Petroleum Corp	Algeria / Egypt / Mexico / Nigeria	811	2,169	—	15,822	18,803	6.6%
Shell	Nigeria / Portugal	1,320	—	281	13,407	15,008	5.3%
LaxfuelCorp	Estonia	2,634	—	866	10,167	13,667	4.8%
Aectra Refining & Marketing	Netherland Antilles / Norway / Russia	—	—	—	13,325	13,325	4.7%
Western Peroleum Co	Belgium / Italy	41	—	—	11,227	11,268	4.0%
Global Companies LLC	Algeria / PDVSA	1,634	—	—	7,590	9,224	3.2%
Warren GE	PDVSA	—	—	—	8,322	8,322	2.9%
Coastal Corp	Estonia / Norway / Tunisia / Russia	—	—	1,473	5,372	6,844	2.4%
BP Exploration & Oil Inc	Canada / Mexico / Russia / Sweden	1,445	—	213	4,208	5,866	2.1%
Irving Oil Corp	Algeria / Sweden	68	—	—	4,760	4,828	1.7%
Fletcher & Assoc LTD	Algeria / France / Germany / Ghana	52	—	—	4,331	4,383	1.5%
Petro Marine Service	Estonia	—	—	—	3,842	3,842	1.3%
Farstad Oil Inc	Sweden / United Arab Emirates / United Kingdom	191	1,331	749	861	3,131	1.1%
Glencore LTD	Canada / Estonia / Peru / PDVSA	—	—	—	3,082	3,082	1.1%
Hawaii Fueling Facilities Corp	Estonia	—	—	1,328	1,607	2,934	1.0%
Mobil Oil Corp	Algeira / Mexico / Turkey / United Kingdom	667	—	—	2,265	2,932	1.0%
Northwest Petroleum Co	Algeria	—	—	—	2,596	2,596	0.9%
Tosco Corp	Russia / Tunisia / Turkey / PDVSA	544	—	—	2,008	2,552	0.9%
Herman Oil Inc	Algeria / Nigeria / Sweden	158	—	—	2,279	2,437	0.9%
EquivaTrading Co	Turkey / PDVSA	820	—	—	1,249	2,068	0.7%
Other	Various	3,825	—	1,863	20,249	25,937	9.1%
		21,361	3,760	7,298	252,208	284,626

QuickLinks

  Exhibit 99.3
  I. INTRODUCTION
  II. SUMMARY
  III. CRUDE OIL IMPORTS
  DESIGNATED CUSTOMERS AND U.S. IMPORT MARKET
  STRUCTURAL IMPEDIMENTS TO INCREASE OR DIVERT CRUDE VOLUMES
  FACTORS FURTHER LIMITING MARKET PENETRATION BY PDVSA
  IV. REFINED PETROLEUM PRODUCTS
  V. APPENDIX
TABLE A1 Sour Crude Oil Imports by Source (Heavy indicates less than 30 API; Sour is greater than 0.7% sulfur by weight)
TABLE A2 2000 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
TABLE A3 1999 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
TABLE A4 1998 SOUR CRUDE OIL REFINING CAPACITY UTILIZATION
TABLE A5 2001 PADD I Refined Petroleum Products by Importer (Thousands of Barrels per Days)
TABLE A5 (continued) 2001 PADD II and PADD III Refined Petroleum Products by Importer (Thousands of Barrels per Days)
TABLE A6 2000 PADD I Refined Petroleum Products by Importer